UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 3-26-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74308
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, March 25, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, ______, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
MORTGAGE BACKED SECURITIES
245 Park Avenue
New York, N.Y. 10167
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BURKE-WFMBS Class CA ( ) p

Orig Bal 51,000,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: CA ( )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	9.03	1.87	1.79	Avg. Life
	04/02	04/02	04/02	1st Prin
	08/14	05/05	01/05	Last Prin
100: 7	6.49	6.20	6.19	Yield
	6.46	1.69	1.63	Duration
100:11	6.47	6.13	6.11	Yield
	6.46	1.70	1.63	Duration
100:15	6.45	6.06	6.04	Yield
	6.47	1.70	1.63	Duration
100:19	6.43	5.99	5.96	Yield
	6.47	1.70	1.64	Duration
100:23	6.41	5.91	5.89	Yield
	6.47	1.70	1.64	Duration
100:27	6.39	5.84	5.81	Yield
	6.48	1.70	1.64	Duration
100:31	6.37	5.77	5.74	Yield
	6.48	1.70	1.64	Duration

BURKE-WFMBS

BURKE-WFMBS Class CB (   )   p

Orig Bal 50,000,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: CB (   )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	19.75	8.72	4.65	Avg. Life
	06/18	09/06	01/05	1st Prin
	10/25	01/16	11/31	Last Prin
93:28	7.14	7.52	8.17	Yield
	10.48	6.21	3.66	Duration
94: 0	7.13	7.50	8.13	Yield
	10.48	6.21	3.67	Duration
94: 4	7.11	7.48	8.09	Yield
	10.49	6.21	3.67	Duration
94: 8	7.10	7.46	8.06	Yield
	10.50	6.22	3.67	Duration
94:12	7.09	7.44	8.02	Yield
	10.50	6.22	3.67	Duration
94:16	7.08	7.42	7.99	Yield
	10.51	6.22	3.68	Duration
94:20	7.06	7.40	7.95	Yield
	10.52	6.23	3.68	Duration

BURKE-WFMBS

BURKE-WFMBS Class CB ( ) p

Orig Bal 50,000,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: CB ( )

Price	100% PSA 1.8500% 19.75 06/18 10/25	275% PSA 1.8500% 8.72 09/06 01/16	400% PSA 1.8500% 4.65 01/05 11/31	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
96: 9+	6.90 10.60	7.12 6.26	7.48 3.71	Yield Duration
96:13+	6.89 10.61	7.10 6.27	7.44 3.71	Yield Duration
96:17+	6.88 10.62	7.07 6.27	7.41 3.71	Yield Duration
96:21+	6.86 10.62	7.05 6.27	7.37 3.71	Yield Duration
96:25+	6.85 10.63	7.03 6.28	7.34 3.72	Yield Duration
96:29+	6.84 10.63	7.01 6.28	7.30 3.72	Yield Duration
97: 1+	6.83 10.64	6.99 6.28	7.27 3.72	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class F (   )   Pac Not Avail   p

Orig Bal   112,383,451 Fac 1.00000 Coup 2.200 Mat / / Wac- 0.000(0.000) WAM- /   (-22827)/ 0

1.0000 x 1-mo LIBOR + 0.3500   Cap 8.5000 @ 8.1500 Floor 0.3500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: F (   )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	4.50	3.92	3.92	Avg. Life
	04/02	04/02	04/02	1st Prin
	04/11	01/11	01/11	Last Prin
99:14	2.34	2.36	2.36	Yield
	4.18	3.67	3.67	Duration
99:18	2.31	2.33	2.33	Yield
	4.18	3.67	3.67	Duration
99:22	2.28	2.30	2.30	Yield
	4.18	3.67	3.67	Duration
99:26	2.25	2.26	2.26	Yield
	4.19	3.67	3.67	Duration
99:30	2.23	2.23	2.23	Yield
	4.19	3.68	3.68	Duration
100: 2	2.20	2.19	2.19	Yield
	4.19	3.68	3.68	Duration
100: 6	2.17	2.16	2.16	Yield
	4.19	3.68	3.68	Duration

BURKE-WFMBS

BURKE-WFMBS Class L (   )   p

Orig Bal   71,423,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- /   (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: L (   )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	15.80	11.46	9.99	Avg. Life
	04/07	04/07	04/07	1st Prin
	11/31	11/31	11/31	Last Prin
99:20	6.58	6.58	6.58	Yield
	9.14	7.57	6.95	Duration
99:24	6.57	6.56	6.56	Yield
	9.15	7.57	6.95	Duration
99:28	6.55	6.55	6.54	Yield
	9.15	7.58	6.96	Duration
100: 0	6.54	6.53	6.53	Yield
	9.16	7.58	6.96	Duration
100: 4	6.53	6.52	6.51	Yield
	9.16	7.59	6.96	Duration
100: 8	6.51	6.50	6.49	Yield
	9.17	7.59	6.97	Duration
100:12	6.50	6.48	6.47	Yield
	9.18	7.59	6.97	Duration

BURKE-WFMBS

BURKE-WFMBS Class L ( ) p

Orig Bal 71,423,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: L ( )

Price	100% PSA 1.8500% 15.80 04/07 11/31	275% PSA 1.8500% 11.46 04/07 11/31	400% PSA 1.8500% 9.99 04/07 11/31	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:23	6.57	6.57	6.57	Yield
	9.14	7.57	6.95	Duration
99:27	6.56	6.55	6.55	Yield
	9.15	7.58	6.96	Duration
99:31	6.54	6.54	6.53	Yield
	9.16	7.58	6.96	Duration
100: 3	6.53	6.52	6.51	Yield
	9.16	7.59	6.96	Duration
100: 7	6.52	6.50	6.50	Yield
	9.17	7.59	6.97	Duration
100:11	6.50	6.49	6.48	Yield
	9.17	7.59	6.97	Duration
100:15	6.49	6.47	6.46	Yield
	9.18	7.60	6.97	Duration

BURKE-WFMBS

BURKE-WFMBS Class L ( ) p

Orig Bal 71,423,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: L ( )

Price	100% PSA 1.8500% 15.80 04/07 11/31	275% PSA 1.8500% 11.46 04/07 11/31	400% PSA 1.8500% 9.99 04/07 11/31	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99.820630	6.56 9.15	6.56 7.58	6.55 6.96	Yield Duration
99.945630	6.55 9.16	6.54 7.58	6.53 6.96	Yield Duration
100.070630	6.53 9.16	6.52 7.58	6.52 6.96	Yield Duration
100.195630	6.52 9.17	6.51 7.59	6.50 6.96	Yield Duration
100.320630	6.51 9.17	6.49 7.59	6.48 6.97	Yield Duration
100.445630	6.49 9.18	6.47 7.60	6.46 6.97	Yield Duration
100.570630	6.48 9.18	6.46 7.60	6.45 6.97	Yield Duration

BURKE-WFMBS Class LA ( ) p

Orig Bal 23,451,000 Fac 1.00000 Coup 6.000 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: LA ( )

Price	100% PSA 1.8500% 15.75 04/07 01/32	275% PSA 1.8500% 11.44 04/07 01/32	400% PSA 1.8500% 9.97 04/07 01/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
94:22+	6.61 9.23	6.73 7.62	6.79 7.00	Yield Duration
94:26+	6.60 9.24	6.71 7.63	6.77 7.00	Yield Duration
94:30+	6.58 9.24	6.69 7.63	6.75 7.00	Yield Duration
95: 2+	6.57 9.25	6.68 7.64	6.73 7.01	Yield Duration
95: 6+	6.56 9.25	6.66 7.64	6.71 7.01	Yield Duration
95:10+	6.54 9.26	6.64 7.64	6.69 7.01	Yield Duration
95:14+	6.53 9.27	6.62 7.65	6.67 7.02	Yield Duration

BURKE-WFMBS Class P3 (   )   p

Orig Bal 384,616 Fac 1.00000 Coup 0.000 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: P3 (   )

Price	100% PSA 1.8500% 28.83 02/30 01/32	275% PSA 1.8500% 21.00 08/19 01/32	400% PSA 1.8500% 13.76 10/12 01/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
20:22	5.54 28.04	7.76 19.64	12.20 12.19	Yield Duration
20:26	5.52 28.04	7.73 19.64	12.15 12.19	Yield Duration
20:30	5.50 28.04	7.70 19.65	12.10 12.20	Yield Duration
21: 2	5.48 28.05	7.67 19.65	12.05 12.20	Yield Duration
21: 6	5.46 28.05	7.64 19.66	12.00 12.21	Yield Duration
21:10	5.44 28.05	7.61 19.66	11.95 12.21	Yield Duration
21:14	5.42 28.05	7.58 19.67	11.91 12.22	Yield Duration

BURKE-WFMBS Class RC (   )   p

Orig Bal   4,615,384 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- /   (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: RC (   )

Price	100% PSA 1.8500% 28.83 02/30 01/32	275% PSA 1.8500% 21.00 08/19 01/32	400% PSA 1.8500% 13.76 10/12 01/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
96: 8	6.86 12.40	6.90 10.88	6.98 8.61	Yield Duration
96:12	6.85 12.41	6.88 10.89	6.96 8.62	Yield Duration
96:16	6.84 12.42	6.87 10.90	6.95 8.62	Yield Duration
96:20	6.83 12.43	6.86 10.91	6.93 8.63	Yield Duration
96:24	6.82 12.44	6.85 10.91	6.92 8.63	Yield Duration
96:28	6.81 12.45	6.84 10.92	6.90 8.64	Yield Duration
97: 0	6.80 12.46	6.83 10.93	6.89 8.64	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class RD (   )   p

Orig Bal 56,375,666 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: RD (   )

Price	100% PSA 1.8500% 8.06 04/02 09/21	275% PSA 1.8500% 3.75 04/02 08/10	400% PSA 1.8500% 2.85 04/02 12/07	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100: 4+	6.23 5.70	6.16 3.16	6.11 2.50	Yield Duration
100: 8+	6.21 5.71	6.12 3.16	6.06 2.50	Yield Duration
100:12+	6.19 5.71	6.08 3.16	6.01 2.50	Yield Duration
100:16+	6.17 5.72	6.04 3.17	5.96 2.50	Yield Duration
100:20+	6.15 5.72	6.00 3.17	5.91 2.50	Yield Duration
100:24+	6.13 5.73	5.96 3.17	5.86 2.50	Yield Duration
100:28+	6.10 5.73	5.92 3.17	5.81 2.51	Yield Duration

BURKE-WFMBS Class RD ( ) p

Orig Bal 56,375,666 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: RD ( )

Price	100% PSA 1.8500% 8.06 04/02 09/21	275% PSA 1.8500% 3.75 04/02 08/10	400% PSA 1.8500% 2.85 04/02 12/07	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100:14+	6.18 5.72	6.06 3.16	5.99 2.50	Yield Duration
100:18+	6.16 5.72	6.02 3.17	5.94 2.50	Yield Duration
100:22+	6.14 5.72	5.98 3.17	5.89 2.50	Yield Duration
100:26+	6.12 5.73	5.94 3.17	5.84 2.51	Yield Duration
100:30+	6.09 5.73	5.90 3.17	5.79 2.51	Yield Duration
101: 2+	6.07 5.74	5.86 3.17	5.74 2.51	Yield Duration
101: 6+	6.05 5.74	5.82 3.18	5.69 2.51	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class RE ( ) p

Orig Bal 112,751,334 Fac 1.00000 Coup 5.875 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G02()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: RE ( )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	8.06	3.75	2.85	Avg. Life
	04/02	04/02	04/02	1st Prin
	09/21	08/10	12/07	Last Prin
99:24+	5.92	5.90	5.88	Yield
	5.80	3.18	2.51	Duration
99:28+	5.90	5.86	5.84	Yield
	5.80	3.19	2.51	Duration
100: 0+	5.88	5.82	5.79	Yield
	5.81	3.19	2.51	Duration
100: 4+	5.86	5.78	5.74	Yield
	5.81	3.19	2.52	Duration
100: 8+	5.83	5.74	5.69	Yield
	5.82	3.19	2.52	Duration
100:12+	5.81	5.70	5.64	Yield
	5.82	3.20	2.52	Duration
100:16+	5.79	5.66	5.59	Yield
	5.83	3.20	2.52	Duration

BURKE-WFMBS

BURKE-WFMBS Class S (   )   Pac Not Avail   p

Orig Bal 112,383,451 Fac 1.00000 Coup 6.300 Mat / / Wac- 0.000(0.000) WAM- /   (-22827)/ 0

-1.0000 x 1-mo LIBOR + 8.1500 Cap 8.1500 @ 0.0000 Floor 0.0000 @ 8.1500

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: S (   )

Price	100% PSA 1.8500% 4.50 04/02 04/11	275% PSA 1.8500% 3.92 04/02 01/11	400% PSA 1.8500% 3.92 04/02 01/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
10: 6	54.86 1.18	51.43 1.16	51.43 1.16	Yield Duration
10:10	53.84 1.20	50.38 1.17	50.38 1.17	Yield Duration
10:14	52.85 1.21	49.37 1.19	49.37 1.19	Yield Duration
10:18	51.87 1.23	48.38 1.20	48.38 1.20	Yield Duration
10:22	50.93 1.24	47.41 1.22	47.41 1.22	Yield Duration
10:26	50.00 1.26	46.47 1.23	46.47 1.23	Yield Duration
10:30	49.10 1.28	45.55 1.25	45.55 1.25	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class TA (   )   p

Orig Bal   79,160,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- /   (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View   Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002   **Curve Type:**   Treas Act   **Curve Date:**   19-Mar-2002   Tranche: TA (   )

Price	100% PSA 1.8500% 8.70 04/02 07/14	275% PSA 1.8500% 1.99 04/02 09/05	400% PSA 1.8500% 1.57 04/02 08/04	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:20	6.58 6.25	6.56 1.79	6.55 1.44	Yield Duration
99:24	6.56 6.26	6.49 1.79	6.46 1.44	Yield Duration
99:28	6.54 6.26	6.42 1.79	6.37 1.44	Yield Duration
100: 0	6.52 6.26	6.35 1.80	6.29 1.44	Yield Duration
100: 4	6.50 6.26	6.28 1.80	6.20 1.44	Yield Duration
100: 8	6.48 6.27	6.21 1.80	6.12 1.44	Yield Duration
100:12	6.46 6.27	6.14 1.80	6.03 1.45	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class TB (   )   p

Orig Bal 51,500,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: TB (   )

Price	100% PSA 1.8500% 13.90 07/14 09/17	275% PSA 1.8500% 5.11 09/05 08/09	400% PSA 1.8500% 3.05 08/04 01/06	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
97:28	6.78 8.82	7.00 4.17	7.23 2.67	Yield Duration
98: 0	6.77 8.83	6.97 4.17	7.18 2.67	Yield Duration
98: 4	6.75 8.83	6.94 4.17	7.13 2.67	Yield Duration
98: 8	6.74 8.83	6.91 4.17	7.08 2.67	Yield Duration
98:12	6.72 8.84	6.88 4.18	7.04 2.67	Yield Duration
98:16	6.71 8.84	6.84 4.18	6.99 2.68	Yield Duration
98:20	6.70 8.85	6.81 4.18	6.94 2.68	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class TB ( ) p

Orig Bal 51,500,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: TB ( )

Price	100% PSA 1.8500% 13.90 07/14 09/17	275% PSA 1.8500% 5.11 09/05 08/09	400% PSA 1.8500% 3.05 08/04 01/06	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
98: 8	6.74 8.83	6.91 4.17	7.08 2.67	Yield Duration
98:12	6.72 8.84	6.88 4.18	7.04 2.67	Yield Duration
98:16	6.71 8.84	6.84 4.18	6.99 2.68	Yield Duration
98:20	6.70 8.85	6.81 4.18	6.94 2.68	Yield Duration
98:24	6.68 8.85	6.78 4.18	6.89 2.68	Yield Duration
98:28	6.67 8.85	6.75 4.18	6.85 2.68	Yield Duration
99: 0	6.65 8.86	6.72 4.18	6.80 2.68	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class Y1 ( ) Pac Not Avail p

Orig Bal 168,391,871 Fac 1.00000 Coup 5.400 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: Y1 ( )

Price	100% PSA 1.8500% 4.55 04/02 04/11	275% PSA 1.8500% 3.97 04/02 01/11	400% PSA 1.8500% 3.97 04/02 01/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
98:14+	5.77 3.79	5.81 3.37	5.81 3.37	Yield Duration
98:18+	5.74 3.80	5.78 3.37	5.78 3.37	Yield Duration
98:22+	5.71 3.80	5.74 3.37	5.74 3.37	Yield Duration
98:26+	5.67 3.80	5.70 3.38	5.70 3.38	Yield Duration
98:30+	5.64 3.80	5.66 3.38	5.66 3.38	Yield Duration
99: 2+	5.61 3.81	5.63 3.38	5.63 3.38	Yield Duration
99: 6+	5.58 3.81	5.59 3.38	5.59 3.38	Yield Duration

BURKE-WFMBS Class Y2 ( ) **Pac Not Avail** **p**

Orig Bal 10,941,678 Fac 1.00000 Coup 5.400 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: Y2 ( )

Price	100% PSA 1.8500% 1.70 04/02 01/05	275% PSA 1.8500% 1.53 04/02 09/04	400% PSA 1.8500% 1.53 04/02 09/04	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
101:18	4.25 1.59	4.13 1.44	4.13 1.44	Yield Duration
101:22	4.18 1.59	4.04 1.44	4.04 1.44	Yield Duration
101:26	4.10 1.59	3.96 1.44	3.96 1.44	Yield Duration
101:30	4.02 1.59	3.88 1.44	3.88 1.44	Yield Duration
102: 2	3.95 1.59	3.79 1.44	3.79 1.44	Yield Duration
102: 6	3.87 1.59	3.71 1.44	3.71 1.44	Yield Duration
102:10	3.79 1.59	3.62 1.44	3.62 1.44	Yield Duration

BURKE-WFMBS

BURKE-WFMBS Class Y3 ( ) **Pac Not Avail** **p**

Orig Bal 25,000,000 Fac 1.00000 Coup 5.400 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: Y3 ( )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	5.42	4.66	4.66	Avg. Life
	01/05	09/04	09/04	1st Prin
	09/10	09/09	09/09	Last Prin
99:15	5.50	5.50	5.50	Yield
	4.53	3.98	3.98	Duration
99:19	5.47	5.47	5.47	Yield
	4.53	3.98	3.98	Duration
99:23	5.44	5.44	5.44	Yield
	4.53	3.98	3.98	Duration
99:27	5.42	5.41	5.41	Yield
	4.53	3.99	3.99	Duration
99:31	5.39	5.38	5.38	Yield
	4.53	3.99	3.99	Duration
100: 3	5.36	5.35	5.35	Yield
	4.54	3.99	3.99	Duration
100: 7	5.33	5.32	5.32	Yield
	4.54	3.99	3.99	Duration

BURKE-WFMBS

BURKE-WFMBS Class Y4 ( ) Pac Not Avail p

Orig Bal 14,600,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: Y4 ( )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	11.80	11.78	11.78	Avg. Life
	04/11	01/11	01/11	1st Prin
	11/31	11/31	11/31	Last Prin
98:30	6.67	6.67	6.67	Yield
	7.87	7.86	7.86	Duration
99: 2	6.65	6.65	6.65	Yield
	7.87	7.86	7.86	Duration
99: 6	6.64	6.64	6.64	Yield
	7.88	7.87	7.87	Duration
99:10	6.62	6.62	6.62	Yield
	7.88	7.87	7.87	Duration
99:14	6.61	6.61	6.61	Yield
	7.88	7.87	7.87	Duration
99:18	6.59	6.59	6.59	Yield
	7.89	7.88	7.88	Duration
99:22	6.57	6.57	6.57	Yield
	7.89	7.88	7.88	Duration

BURKE-WFMBS Class Z (   )   p

Orig Bal 28,000,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: Z (   )

Price	100% PSA 1.8500% 19.38 10/17 10/25	275% PSA 1.8500% 10.26 08/09 01/16	400% PSA 1.8500% 5.95 01/06 11/31	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
90: 4	7.13 18.11	7.62 9.53	8.45 5.25	Yield Duration
90: 8	7.13 18.11	7.61 9.53	8.42 5.25	Yield Duration
90:12	7.12 18.11	7.60 9.53	8.40 5.26	Yield Duration
90:16	7.11 18.11	7.58 9.53	8.37 5.26	Yield Duration
90:20	7.10 18.11	7.57 9.53	8.35 5.26	Yield Duration
90:24	7.10 18.12	7.55 9.53	8.32 5.26	Yield Duration
90:28	7.09 18.12	7.54 9.53	8.29 5.26	Yield Duration

BURKE-WFMBS Class ZA ( ) p

Orig Bal 12,082,000 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22827)/ 0

DIRECTED CASHFLOW FROM GROUP G01()

Price/Yield View Fact Thru 09/9999 Hist Coupons Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 19-Mar-2002 Tranche: ZA ( )

Price	100% PSA	275% PSA	400% PSA	prepay
				losses
	1.8500%	1.8500%	1.8500%	1M_LIB
	26.48	18.09	0.57	Avg. Life
	10/25	02/16	04/02	1st Prin
	11/31	11/31	02/03	Last Prin
97:15	6.67	6.72	10.52	Yield
	25.29	16.69	0.53	Duration
97:19	6.67	6.71	10.28	Yield
	25.29	16.69	0.53	Duration
97:23	6.66	6.70	10.05	Yield
	25.29	16.69	0.53	Duration
97:27	6.66	6.69	9.81	Yield
	25.29	16.70	0.53	Duration
97:31	6.65	6.69	9.57	Yield
	25.29	16.70	0.54	Duration
98: 3	6.65	6.68	9.33	Yield
	25.29	16.70	0.54	Duration
98: 7	6.64	6.67	9.10	Yield
	25.29	16.70	0.54	Duration